2/5/02

Ay 1/31/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006006


RECEIVED
JAN 2 9 2002
316
PROCESSING
SECTION
WASH, D.C.

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
| --- |
| 8-40058 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Institutional Direct Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

| New York | New York | 10179 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Cheryl M. Kallem (212) 272-2000
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

KJ 3/22

**AFFIRMATION**

We, Cheryl M. Kallem and Raymond L. Aronson, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Institutional Direct Inc. for the year ended November 30, 2001, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature　　January 14, 2002
Date

Treasurer
Chief Financial Officer
Chief Operations Officer
Title

Signature　　January 14, 2002
Date

Secretary
Chief Legal Officer
Title

Notary Public

CESAR M. MORALES
Notary Public, State of New York
No. 41-4958189
Qualified in Queens County
Commission Expires Oct. 30, ~~199~~ 2001


RECEIVED
JAN 2 9
316

# INSTITUTIONAL DIRECT INC.
## (SEC I.D. No. 8-40058)

**Statement of Financial Condition**
**and Independent Auditors' Report and**
**Supplemental Report on Internal Control**
**November 30, 2001**

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Institutional Direct Inc.:

We have audited the accompanying statement of financial condition of Institutional Direct Inc. (the "Company") as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at November 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

January 14, 2002

Deloitte
Touche
Tohmatsu

## INSTITUTIONAL DIRECT INC.

### STATEMENT OF FINANCIAL CONDITION
### NOVEMBER 30, 2001

### ASSETS

| | |
|---|---|
| Investment in money market fund | $16,152,988 |
| Commissions receivable | 452,918 |
| Other assets | 32,467 |
| TOTAL ASSETS | $16,638,373 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Payable to ultimate parent | $ 1,099,513 |
| Other liabilities | 59,011 |
| Total liabilities | 1,158,524 |
| Common stock, no par value; 200 shares authorized and outstanding | 10,250,000 |
| Retained earnings | 5,229,849 |
| Total stockholder's equity | 15,479,849 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $16,638,373 |

See accompanying notes.

# INSTITUTIONAL DIRECT INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## NOVEMBER 30, 2001

### 1. ORGANIZATION

Institutional Direct Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of Bear, Stearns & Co. Inc. (the "Parent"). Its ultimate parent is The Bear Stearns Companies Inc. (the "Ultimate Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and clears its transactions through an affiliate, Bear, Stearns Securities Corp. ("BSSC" or the "Clearing Broker").

Through October 31, 2001, the Company, through an agreement with its Parent, provided access to computer equipment and related software products to a large institutional client. Such access enabled this client to perform more extensive analyses of various types of fixed-income and equity securities. The Company earned commission revenue on the client's trading activities in exchange for the usage of the computer equipment and related software products. The Company also acts as a direct access broker on the floor of the New York Stock Exchange, Inc. ("NYSE") by accepting execution and servicing of orders from broker-dealer organizations and from non-broker-dealer "public" customers. As of November 30, 2001, the Company provides such access to sixty-five clients and earns commission revenues on those clients' transactions executed by it on the floor of the NYSE.

### 2. SIGNIFICANT ACCOUNTING POLICIES

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from these estimates.

*Exchange Memberships* - The Company leases NYSE memberships generally under one year non-cancelable operating leases from related parties and unaffiliated third parties. The leases are renewed automatically unless written notice stating otherwise is provided at least thirty days prior to the expiration of the lease term. At November 30, 2001, the Company leases five NYSE memberships, two of which are with related parties.

### 3. INCOME TAXES

The Company is included in the consolidated federal income tax return of the Ultimate Parent. The income tax provision is computed on a separate company basis. There are no deferred assets/liabilities as all taxes are deemed to be current.

### 4. RELATED PARTY ACTIVITIES

*Clearance Services* - BSSC serves as the clearing broker and is the custodian for the Company's money market investments.

*Interest* - All of the Company's payable and receivable balances with the Parent and BSSC are settled with the Ultimate Parent.

*Operating Expenses* - The Parent charges the Company for providing it with substantially all operation, management and administrative personnel, facilities and other services.

## 5. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the NYSE and the National Association of Securities Dealers, Inc. ("NASD") and, accordingly, is subject to the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934 and the capital rules of the NYSE and the NASD. The Company has elected to use the basic method permitted by the Net Capital Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At November 30, 2001, the Company's net capital of $14,921,036 exceeded the minimum regulatory net capital requirement of $100,000 by $14,821,036. The Company had a ratio of aggregate indebtedness to net capital at November 30, 2001 of .08 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the net capital computation (to the extent allowable under the Net Capital Rule) pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, for the Clearing Broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte & Touche**

January 14, 2002

Institutional Direct Inc.
383 Madison Avenue
New York, New York 10179

In planning and performing our audit of the financial statements of Institutional Direct Inc. (the "Company") for the year ended November 30, 2001 (on which we issued our report dated January 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP